FORM 51-902F3
Material Change Report

Item 1	Name and Address of Company

PMI VENTURES LTD.
Suite 511 - 475 Howe Street
Vancouver, British Columbia V6C 2B3

Item 2	Date of Material Change

June 15, 2004

Item 3	News Release

A news release issued under section 7.1 of National Instrument 51-102 announcing the material change described below was transmitted to CCN Matthews Newswire Service on June 15, 2004 for public dissemination. The news release was filed via SEDAR on June 15, 2004.

Item 4	Summary of Material Change

PMI Ventures Ltd. (the "Company") [TSX Venture:PMV] a is pleased to announce that it has completed the buyout of the Gemap Concession, one of eight concessions that comprise its Ashanti II Gold Project located along the axis of the Asankrangwa Gold Belt in southwestern Ghana.

Item 5	Full Description of Material Change

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV] , is pleased to announce that it has completed the buyout of the Gemap Concession, one of eight concessions that comprise its Ashanti II Gold Project located along the axis of the Asankrangwa Gold Belt in southwestern Ghana.

Transfer of the entire interest of Nevsun Resources (Ghana) Limited in the concession was completed in the name of Adansi Gold Company (Gh) Ltd., subject to previously outlined underlying agreements, the 100% owned Ghanaian registered subsidiary of the Company. All necessary governmental approvals have been obtained and the transfer has been completed. Total consideration paid by the Company was US$50,000.

The Ashanti II Gold Project covers an area of 400 square kilometres situated along the axis of the Asankrangwa Gold Belt, ten kilometres southwest of the Obotan Mine. Drilling has confirmed the presence of both open cut grade (>1.5 g/t Au) and underground grade (>8 g/t Au) gold mineralization over significant widths and in widely spaced targets located along the 40 kilometre length of the concessions. Further drilling to test recently outlined 3DIP anomalies is expected to commence by the end of June.

Item 6	Reliance on Section 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted from this Report on the basis that the Company believes that such information should remain confidential.

Item 8	Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this Report is:

Douglas R. MacQuarrie, P.Geo. (B.C.), President
Telephone: 604-682-8089
Facsimile: 604-682-8094
e-mail: info@westafricangold.com

Item 9	Date of Report

DATED at Vancouver, British Columbia, this 18th day of June, 2004.

PMI VENTURES LTD.

"Douglas R. MacQuarrie"

Douglas R. MacQuarrie, P.Geo. (B.C.), President

PMI VENTURES LTD.
Suite 511 – 475 Howe Street
Vancouver, BC V6C 2B3
Phone: (604) 681-8069 Fax: (604) 682-8094

News Release #04-11	TSX Venture: PMV
June 15, 2004	Issued & Outstanding: 23,475,396
Fully Diluted: 32,800,221

PMI VENTURES LTD. PURCHASES GEMAP CONCESSION, GHANA

PMI Ventures Ltd. (the "Company") [TSX Venture: PMV], is pleased to announce that it has completed the buyout of the Gemap Concession, one of eight concessions that comprise its Ashanti II Gold Project located along the axis of the Asankrangwa Gold Belt in southwestern Ghana.

Transfer of the entire interest of Nevsun Resources (Ghana) Limited in the concession was completed in the name of Adansi Gold Company (Gh) Ltd., subject to previously outlined underlying agreements, the 100% owned Ghanaian registered subsidiary of the Company. All necessary governmental approvals have been obtained and the transfer has been completed. Total consideration paid by the Company was US$50,000.

The Ashanti II Gold Project covers an area of 400 square kilometres situated along the axis of the Asankrangwa Gold Belt, ten kilometres southwest of the Obotan Mine. Drilling has confirmed the presence of both open cut grade (>1.5 g/t Au) and underground grade (>8 g/t Au) gold mineralization over significant widths and in widely spaced targets located along the 40 kilometre length of the concessions. Further drilling to test recently outlined 3DIP anomalies is expected to commence by the end of June.

On behalf of the Board,

"Douglas R. MacQuarrie"

Douglas R. MacQuarrie
President

For more information please contact:

Douglas R. MacQuarrie, President or          Warwick G. Smith & Larry Myles, Shareholder Communications
Telephone: (604) 682-8089          Toll-Free: (888) 682-8089           Facsimile: (604) 682-8094

Or visit the PMI Ventures Ltd. website at www.pmiventures.com and Goknet Mining Company website at www.goknet.net

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This news release contains forward-looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward-looking statements.